 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the dividend release issued by Stealthgas, Inc. on February 15th, 2006

Exhibit 1

STEALTHGAS INC Announces Agreement to Acquire an Additional LPG Carrier

Expanding the Fleet to 24 Vessels

Takes Delivery of “Gas Czar”

Enters Into New Time Charter Agreements & Releases Updated Fleet Deployment Details

Stealth Maritime Corp. to manage two of STEALTHGAS INC’s vessels:

ATHENS, GREECE, FEBRUARY 15, 2006. STEALTHGAS INC. (NASDAQ:GASS) made today several announcements as follows:

Agreement to acquire one additional vessel expanding the fleet to 24 LPG carriers:

STEATHGAS INC announced today that it has entered into an agreement to acquire one additional LPG carrier “Gas Fortune” for a consideration of USD 9.5 million with expected delivery end February/early March 2006. “Gas Fortune” is a Fully-Pressurized (F.P.) LPG Carrier built in Japan in 1995 with a capacity of 3,500 cubic meters (cbm). Upon delivery, it will be immediately deployed under a time charter to an international gas trader at a rate of USD 175,000 per calendar month until about February 2007. “Gas Fortune” is an additional vessel beyond the 10 identified vessels outlined in the company’s IPO.

STEALTHGAS INC takes delivery of “Gas Czar”:

STEALTHGAS has taken delivery of “Gas Czar”, a vessel that it had previously agreed to acquire. "Gas Czar" is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1995 with a capacity of 3,500 cubic meters (cbm). It will be deployed under an existing time charter to an oil major at a rate of USD 171,250 per calendar month until November 2006. Thereafter "Gas Czar" will be deployed for a further 12 months to the same oil major at a per calendar month time charter rate ranging between a minimum of USD 190,000 and a maximum of  USD 210,000.

As of today, STEALTHGAS INC has acquired and taken delivery of 9 of the 10 identified vessels outlined in its IPO Prospectus and expects to take delivery of the last identified vessel, “Gas Eternity”, by the end of February 2006. Furthermore, beyond the 10 identified vessels, STEALTHGAS INC has acquired and taken delivery of 4 additional vessels and has entered into an agreement to acquire 1 additional vessel, “Gas Fortune”, with expected delivery by the end of February/early March 2006. As of today, STEALTHGAS has a fleet of 22 LPG carriers, which will expand to 24 vessels upon delivery of “Gas Eternity” and “Gas Fortune”.

New time charter arrangements:

Furthermore, STEALTHGAS INC announced several new charter arrangements for its fleet, as follows:

STEALTHGAS INC. announced that it has entered into a new time charter agreement for “Gas Emperor” for a period of about 15 months at a rate of USD 245,000 per calendar month until about May 2007. “Gas Emperor” was previously trading in the spot market. “Gas Emperor” is a Fully–Pressurized (F.P.) LPG carrier built in 1995 with a capacity of 5,013 cubic meters (CBM).

In addition, STEALTHGAS INC announced that it has extended the time charter agreement for “Gas Chios”, which was set to expire in February 2006, for an additional 12-month period, until about February 2007, at a rate of USD 300,000 per calendar month. “Gas Chios” is a Fully–Pressurized (F.P.) LPG carrier built in 1991 with a capacity of 6,562 cubic meters (CBM).

STEALTHGAS INC also announced it has fixed a new charter agreement for “Gas Cathar” for a period of 12 months starting from about August/September 2006, when the current time charter is set to expire, at a rate of USD 355,000 per calendar month. “Gas Cathar” is a Fully–Pressurized (F.P.) LPG carrier built in 2001 with a capacity 7,517 cubic meters (CBM).

The new time charter arrangements for “Gas Emperor”, “Gas Chios” and “Gas Cathar” have all been fixed to the same major international gas trader.

Stealth Maritime Corp. to manage two of STEALTHGAS INC’s vessels:

Furthermore, STEALTHGAS INC announced that Stealth Maritime Corp. will handle the technical management of “Gas Eternity” upon its delivery in February 2006 and of “Gas Prophet” as of March/April 2006. Stealth Maritime Corp, STEALTHGAS INC’s affiliated manager, has recently hired two highly experienced operational and technical managers in the LPG sector namely Mr. Christos Vlachos and Captain Zannis Paschalis. Thus, over time STEALTHGAS INC will be reducing its outsourced third party technical managers from four to three in number.

This development will allow the company to monitor the performance of the outsourced technical managers as measured against its own capabilities, keeping the competitive tendering process intact. It will also allow STEALTHGAS INC to further develop its own technical management expertise within its affiliated management company, Stealth Maritime Corp.

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified Vessels already delivered to GASS)
Gas Cathar	7,517	F.P.	2001	Oct 2005	Time Charter	August 2007	365,000
Gas Chios	6,562	F.P.	1991	Oct 2005	Time Charter	Feb 2007	300,000
Gas Marathon	6,550	F.P.	1995	Nov 2005	Bareboat	Oct 2007	220,000
Gas Amazon	6,526	F.P.	1992	May 2005	Time Charter	May 2006	420,000
Sweet Dream(2)	5,018	F.P.	1997	Dec 2005	Time Charter	June 2007	295,000
Gas Emperor	5,013	F.P.	1995	Feb 2005	Time Charter	May 2007	245,000
Birgit Kosan	5,012	F.P.	1994	April 2005	Bareboat	April 2007	190,000
Catterick	5,000	F.P	1995	Nov 2005	Time Charter	Feb. 2007	300,000
Feisty Gas	4,250	F.P.	2001	Dec 2005	Time Charter	August 2006	199,000
Gas Spirit(3)	4,250	F.P.	2001	Dec 2005	Time Charter	June 2007	195,000
Gas Courchevel	4,109	S.R.	1991	Nov 2004	Time Charter	March 2006	335,000
Gas Sincerity	4,100	F.P.	2000	Nov 2005	Time Charter	July 2006	285,000
Gas Prophet	3,556	F.P.	1996	Oct 2004	Spot	N/A	N/A
Gas Shangai	3,526	F.P.	1999	Dec 2004	Spot	N/A	N/A
Gas Legacy	3,500	F.P.	1998	Oct 2005	Time Charter	April 2007	250,000
Gas Czar	3,500	F.P.	1995	Feb 2006	Time Charter	Nov 2006	171,250
Gas Artic	3,434	S.R.	1992	Apr 2005	Bareboat	April 2009	190,000
Gas Ice	3,434	S.R.	1991	Apr 2005	Bareboat	April 2008	174,250
Gas Crystal	3,211	S.R.	1990	Nov 2005	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec 2005	Time Charter	May 2006	118,000
Gas Prodigy	3,014	F.P.	1995	Oct 2005	Time Charter	March 2006	125,000
Gas Tiny	1,320	S.R.	1991	Oct 2004	Time Charter	Nov 2006	120,000
Subtotal – 22 vessels	95,416
REMAINING IDENTIFIED VESSELS (with expected delivery date)
Gas Eternity	3,500	F.P.	1998	Feb 2006	Spot	N/A	N/A
Subtotal – 1 vessel	3,500
ADDITIONAL VESSELS (with expected delivery date)
Gas Fortune	3,500	F.P.	1995	Feb/March 2006	Time Charter	Feb 2007	175,000
Subtotal – 1 Vessel	3,500
FLEET TOTAL 24 VESSELS	102,416 cbm

•

F.P.: Fully Pressurized

•

S.R.: Semi-Refrigerated

•

(1): To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2): Sweet Dream is under a bareboat charter with a rate of $ 195,000 per month ending January 2006. The time charter in the table commences thereafter. As of February it will renamed the Gas Monarch

•

(3): Gas Spirit is employed until June 2006 at a rate of $ 195,000 per month. The rate for the 12-month period between June 2006 and June 2007 will be agreed no later than the end of February 2006 and will range between a minimum of $250,000 and a maximum of $350,000.

•

(4): Gas Czar is employed until November 2006 at a rate of $ 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of $190,000 and a maximum of $210,000.

•

(5) Gas Cathar is employed until August 2006 at a rate of $365,000 per month. Thereafter she will be employed for a further one year period at a rate of $355,000.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 22 LPG carriers, and intends to acquire 2 additional LPG carriers. Once this acquisition is completed, STEALTHGAS INC's fleet will be composed of 24 LPG Carriers with a total capacity of 102,416 cubic meters (cbm). STEALTHGAS INC's shares are listed on NASDAQ and trade under the symbol "GASS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  February 22, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

          Chief Financial Officer

End of Filing